MAGELLAN GOLD CORPORATION

P O Box 114, 60 Sea Walk Drive

The Sea Ranch, CA  95497

August 8, 2011

VIA EDGAR

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C.  20549

Re:	Magellan Gold Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed July 25, 2011
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

         On behalf of Magellan Gold Corporation (the "Company") and pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, the Company hereby requests an acceleration of the effective date of its Registration Statement on Form S-1 so that it will become effective at 2:00 p.m., Eastern Time, on Wednesday, August 10, 2011, or as soon thereafter as practicable.

        The Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and,

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Thank you very much for your consideration.

Sincerely,

_/s/ John C. Power____
John C. Power President